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                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                               -------------


                          WMX TECHNOLOGIES, INC.
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                             (Name of Issuer)

      Common Stock, par value                       92929Q107
          $1.00 par share
-----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                                Nell Minow
                      Focus Investment Management LLC
                      1200 G Street, N.W., Suite 800
                          Washington, D.C.  30005
                              (202) 783-3348
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    (Name, address and telephone number of person authorized to receive notices and communications)

                             February 24, 1997
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          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 11 Pages)
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 CUSIP No.       92929Q107               13D           Page  2 of 11


     1     NAME OF REPORTING PERSON:    Focus Investment Management LLC

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:     OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Maine
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       128,209 (See Items 5(a)
     SHARES                                    and (b).)

  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  128,209 (See Items 5(a)
    REPORTING                                  and (b).)

   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       128,209 (See Items 5(a)
           OWNED BY REPORTING PERSON:          and (b).)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.03%

    14     TYPE OF REPORTING PERSON:    OO, IA
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 CUSIP No.       92929Q107               13D           Page 3  of 11


     1     NAME OF REPORTING PERSON:    Ram Trust Services, Inc.

           S.S. OR I.R.S. IDENTIFICATION NO.
           OF ABOVE PERSON:

     2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:       (a) [x]
                                                                   (b) [_]

     3     SEC USE ONLY

     4     SOURCE OF FUNDS:   OO


     5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             [_]
           REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

     6     CITIZENSHIP OR PLACE OF      Maine
           ORGANIZATION:


    NUMBER OF     7   SOLE VOTING POWER:       114,041 (See Items 5(a)
     SHARES                                    and (b).)

  BENEFICIALLY    8   SHARED VOTING POWER:     None
    OWNED BY

      EACH        9   SOLE DISPOSITIVE POWER:  114,041 (See Items 5(a)
    REPORTING                                  and (b).)

   PERSON WITH   10   SHARED DISPOSITIVE       None
                      POWER:

    11     AGGREGATE AMOUNT BENEFICIALLY       114,041 (See Items 5(a)
           OWNED BY REPORTING PERSON:          and (b).)

    12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)               [x]
           EXCLUDES CERTAIN SHARES:


    13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.02%

    14     TYPE OF REPORTING PERSON:    CO, IA
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     INTRODUCTORY NOTE

               This Amendment No. 1 is being filed by Focus and Ram (each as defined below) to report certain developments in the purposes of the Lens Group (as defined below) in holding shares of common stock, par value $1.00 per share, of WMX Technologies, Inc. The number of shares of such common stock beneficially owned by the Lens Group has not changed from that reported previously, except as such beneficial ownership may be considered to have changed by reason of the change in the Lens Group's relationship with other beneficial owners of shares of such common stock, as reported in this Amendment No. 1. As a result of such change of relationship, the Lens Group has ceased to beneficially own more than 5% of the shares of such common stock.

     ITEM 1.   SECURITY AND ISSUER

               This Amendment No. 1 to the statement on Schedule 13D previously filed by the undersigned (the "Initial Statement") relates to shares of common stock, par value $1.00 per share (the "Common Stock"), of WMX Technologies, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3003 Butterfield Road, Oak Brook, Illinois 60521. The Initial Statement is amended supplementally as set forth herein (as so amended, the "Statement"). Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Initial Statement.

     ITEM 2.  IDENTITY AND BACKGROUND

               [No change]

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

               [No change]

     ITEM 4.  PURPOSE OF TRANSACTION

               Item 4 of the Initial Statement is supplemented by replacing the last three paragraphs thereof with the following:

               On February 20, 1997, the Issuer announced that its Chief Executive Officer and President, Mr. Phillip B. Rooney, had resigned, that the Board was commencing a search for a new chief executive for the Issuer from outside the Issuer's existing management and intended to add to the Board's membership two individuals who would be independent directors and that the Board would consider the individuals nominated by the Soros Group in

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     the Alternative Slate of Directors for such directorial positions.  On
     February 20, 1997, the Soros Group announced that, in light of its recent discussions with representatives of the Issuer and the Issuer's announcement, it had withdrawn its nomination of the Alternative Slate of Directors inasmuch as it "had become convinced that the [Issuer] will undertake a sincere and successful effort to bring two new, independent members on to the [Board], and will pursue the hiring of the best new Chief Executive Officer available" and that the distraction of a contest over the election of the Issuer's directors "would impede the goal of strenthening management and hiring the best possible CEO."

               The Lens Group concurs in the conclusion that, in the current circumstances, it is not in the best interest of the Issuer and its stockholders for there to be a contested election of directors at the Issuer's 1997 Annual Meeting of Stockholders. Accordingly, the Modified Proposal, which the Lens Group and the Soros Group had jointly proposed to the Issuer, was withdrawn on February 20, 1997.

               On February 24, 1997, the Lens Group submitted to the Issuer a letter addressed to Mr. Dean L. Buntrock, the Chairman of the Issuer's Board, and Mr. Paul Montrone, a newly elected director of the Issuer, regarding the Lens Group's remaining concerns and the current intentions regarding the Issuer.

               This letter identifies three issues of immediate concern:
     (i) the election of two, new independent directors of the Issuer, after a search for proven business leaders who have reputations for adding value to be conducted with the help of an outside search firm,
     (ii) the selection of a suitable chief executive of the Issuer, who is authorized to devise an on-going strategy for the Issuer, including to revise substantially the restructuring plan announced by the Issuer on February 5, 1997, and (iii) compliance by the Issuer with the undertaking it made at the Issuer's 1996 Annual Meeting of Shareholders to destagger the terms of its directors. The letter further noted the Lens Group's understanding that the Board's Nominating Committee in its director selection process will consider the members of the Alternative Slate of Directors and the other individuals who have been identified as appropriate candidates for the Issuer's Board by Spencer Stuart as commissioned by the Lens Group.

               In this letter, the Lens Group stated that, if the new directors nominated by the Board and the Board's proposal for destaggering the terms of office of the directors were satisfactory, and progress were being made in the selection of a

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     new chief executive for the Issuer, the Lens Group would withdraw its sponsorship of the Strategic Review Proposed for inclusion in the Board's proxy statement for the 1997 Annual Meeting of Stockholders, if such progress is made before distribution of that proxy statement, or would to the extent legally practicable withdraw its sponsorship of that proposal for a vote at the 1997 Annual Meeting of Stockholders, if such progress is made before the meeting. Whether or not satisfactory progress is made on such matters, the Lens Group also will continue to watch the Issuer's progress carefully.

               A copy of the Lens Group's February 24, 1997 letter to the Issuer is attached hereto as an exhibit.

               Subject to the foregoing, the Lens Group may continue to pursue its concerns regarding the Issuer through negotiation with the Issuer or through discussions or concerted actions with shareholders of the Issuer, which may include the solicitation of proxies in respect of the Strategic Review Proposal if it is not withdrawn.

               Given the withdrawal of the Modified Proposal and the Alternative Slate of Directors, the Lens Group and the Soros Group have no definitive agreement or understanding as to any joint efforts regarding the Issuer. The Lens Group and the Soros Group have engaged and may continue in discussions regarding their respective interests in the Issuer, but there is no assurance that any such discussions will be held or will conclude in any agreement or understanding respecting the Issuer. The Lens Group does not intend to seek control of the Issuer or to participate, except to the extent described in the Statement, in the management of the Issuer.

               Except as described in the statement, the Lens Group has no plans or proposals which relate to, or would result in, any of the transactions described in subparagraphs (a) through (j) of Item 4 of
     Schedule 13D under the 1934 Act. The Lens Group reserves the right, at any time, to acquire securities of the Issuer and to dispose of any such securities, to cause its clients to acquire additional securities of the Issuer or to dispose of any securities of the Issuer any of them currently own or any such securities they may hereafter acquire and/or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable by the Lens Group in light of the Lens Group's general investment and trading policies, market conditions, the interests of its clients, or other factors.

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     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

               Paragraph (a)(ii) of Item 5 of the Initial Statement is supplemented by replacing such paragraph with the following:

              (ii) As a result of their joint sponsorship of the Proposal on February 5, 1997, as described in Item 4 of the Initial Statement, the Soros Group and the Lens Group may have been deemed to have formed a group within the meaning of Section 13(d)(3) of the 1934 Act. The Lens Group understands that, as of February 5, 1997 and as of the date of the Initial Statement, the Soros Group, collectively, might have been deemed a beneficial owner of 25,225,100 shares of Common Stock (approximately 5.20% of the outstanding Common Stock). The Lens Group disclaimed in the Initial Statement beneficial ownership of any shares of Common Stock beneficially owned by the Soros Group. As a result of the withdrawal of the Modified Proposal and the Alternative Slate of Directors, as discussed above in Item 4 of this Statement, the Lens Group and the Soros Group have no definitive agreement or understanding regarding the Issuer and no longer constituted a group within the meaning of Section 13(d)(3) of the 1934 Act. Accordingly, the Lens Group should not be considered the beneficial owner of any shares of Common Stock beneficially owned by the Soros Group. Consequently, the Lens Group no longer beneficially owns more than 5% of the Issuer's Common Stock. The Soros Group has filed amendments to its Schedule 13D statement respecting the Common Stock, dated February 11, 13 and 24, 1997, relating to the matters discussed above.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          Item 6 of the Initial Statement is amended by deleting the last paragraph in its entirety.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

               Item 7 is supplemented by adding the following:

               2. Letter dated February 24, 1997 from Robert A.G. Monks of the Lens Group to Dean L. Buntrock, Chairman of the Board of Directors, and Paul Montrone, a director, of the Issuer.

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                              SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

     February 25, 1997

                              FOCUS INVESTMENT MANAGEMENT LLC



                              By: /s/ Robert A.G. Monks
                                -------------------------------
                                 Name:  Robert A.G. Monks
                                 Title: Managing Member


                              RAM TRUST SERVICES, INC.



                              By: /s/ Robert A.G. Monks
                               -----------------------------
                                 Name:  Robert A.G. Monks
                                 Title: Director

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                                EXHIBIT INDEX



Exhibit No.                 Description
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2.                          Letter dated February 24, 1997 from Robert A.G.
                            Monks of the Lens Group to Dean L. Buntrock,
                            Chairman of the Board of Directors, and Paul
                            Montrone, a director, of the Issuer.